UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 7, 2011

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.  Submission of Matters to a Vote of Security Holders

At the Liberty Media Corporation (the “Company”) annual meeting of stockholders held on September 7, 2011 (the “Annual Meeting”), the following proposals were considered and acted upon by the stockholders of the Company: (1) a proposal to elect Evan D. Malone, David E. Rapley and Larry E. Romrell to continue serving as Class I members of the Company’s board of directors until the 2014 annual meeting of stockholders or their earlier resignation or removal; (2) a proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers as described in the definitive proxy statement relating to the Annual Meeting under the heading “Executive Compensation” (the “say-on-pay proposal”); (3) a proposal to approve, on an advisory basis, the frequency at which future say-on-pay votes will be held (the “say-on-frequency proposal”); (4) a proposal to adopt the Liberty Media Corporation 2011 Nonemployee Director Incentive Plan (the “director plan proposal”); (5) a proposal to amend the restated certificate of incorporation of Liberty Media Corporation to change its name to Liberty Interactive Corporation (the “name change proposal”) in connection with, and subject to, the closing of the proposed split-off of the businesses, assets and liabilities of the Company’s Liberty Capital and Liberty Starz tracking stock groups (the “Split-Off”); and (6) a proposal to ratify the selection of KPMG LLP as the Company’s independent auditors for the fiscal year ending December 31, 2011 (the “auditor ratification proposal”). The number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each proposal are set forth below.

1. Election of the following Nominees to the Company’s Board of Directors

Director Nominee	Votes For	Votes Withheld	Broker Non-Votes
Evan D. Malone	892,105,842	57,225,342	65,938,655
David E. Rapley	895,109,426	54,221,758	65,938,655
Larry E. Romrell	942,400,349	6,930,835	65,938,655

Accordingly, the foregoing nominees were re-elected to the Company’s board of directors.

2. The Say-on-Pay Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
916,979,034	27,648,827	4,703,323	65,938,655

Accordingly, the say-on-pay proposal was approved.

3. The Say-on-Frequency Proposal

Votes for One Year	Votes for Two Years	Votes for Three Years	Abstentions	Broker Non-Votes
334,846,866	14,444,731	595,463,722	4,575,865	65,938,655

Accordingly, the frequency at which future advisory votes on executive compensation will be held is every three years.

4. Approval of the 2011 Nonemployee Director Incentive Plan

Votes For	Votes Against	Abstentions	Broker Non-Votes
681,646,311	259,452,383	8,232,490	65,938,655

Accordingly, the director plan proposal was approved.

5. The Name Change Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
1,010,844,499	3,025,065	1,400,275	0

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Accordingly, the name change proposal was approved.

6. The Auditor Ratification Proposal

For	Against	Abstentions	Broker Non-Votes
1,012,537,474	1,918,423	813,942	0

Accordingly, the auditor ratification proposal was approved.

Item 8.01.  Other Events

Notice of Redemption

Pursuant to the terms of its Restated Certificate of Incorporation, on September 7, 2011, the Company mailed a notice of redemption (the “Redemption Notice”) to holders of its Liberty Capital common stock and Liberty Starz common stock in connection with the redemptions required to effect the Split-Off.

The Redemption Notice is being filed herewith as Exhibit 99.1 to this Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended (the “Securities Act”), and is hereby incorporated by reference into this Item 8.01.

Transcript of the Annual Meeting

Following the adjournment of the Annual Meeting, Greg Maffei, the Company’s President and CEO, and John Malone, the Chairman of the Company’s board of directors, commented on certain aspects of the Company’s businesses and operations and answered questions from shareholders in attendance.

The portions of the transcript of the Annual Meeting that relate to the discussion of the Split-Off are being filed herewith as Exhibit 99.2 to this Form 8-K in compliance with Rule 425 of the Securities Act, and are hereby incorporated by reference into this Item 8.01.

Item 9.01.  Financial Statements and Exhibits

(d)  Exhibits

Exhibit No.	Name

99.1	Notice of Redemption
99.2	Excerpts of transcript of annual meeting relating to the proposed split-off

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 9, 2011

LIBERTY MEDIA CORPORATION

	By:	/s/ Wade Haufschild
Name: Wade Haufschild
Title: Vice President

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EXHIBIT INDEX

Exhibit No.	Name

99.1	Notice of Redemption
99.2	Excerpts of transcript of annual meeting relating to the proposed split-off

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Exhibit 99.1

LIBERTY MEDIA CORPORATION

NOTICE OF REDEMPTION

OF LIBERTY CAPITAL COMMON STOCK
AND LIBERTY STARZ COMMON STOCK

Pursuant to Sections A.2.(e)(iv) and A.2.(f)(iv) of the Restated Certificate of Incorporation of Liberty Media Corporation, a Delaware corporation (the “Company”), YOU ARE HEREBY NOTIFIED, as a holder of shares of the Company’s Liberty Capital common stock and/or Liberty Starz common stock, that, subject to the remaining conditions having been satisfied (or, where permissible, waived), the Company intends to redeem (the “Redemptions”) all of the outstanding shares of the aforementioned stocks for all of the outstanding shares of the common stock of Liberty CapStarz, Inc. (“CapStarz”), a wholly owned subsidiary of the Company that will hold all of the assets and businesses that are currently attributed to the Company’s Liberty Capital group and Liberty Starz group, such Redemptions to occur in the manner described below.  The Redemptions and the resulting separation of CapStarz from the Company is referred to herein as the “Split-Off.”  The Split-Off is described in the Company’s proxy statement (the “Proxy Statement”), dated April 18, 2011, for the Company’s special meeting of stockholders held on May 23, 2011 (the “Special Meeting”).  The Proxy Statement was mailed to holders of record of the Company’s Liberty Capital common stock and Liberty Starz common stock as of 5:00 p.m. New York City time on April 11, 2011, which was the record date for the Special Meeting.   You may access the Proxy Statement on the investor relations page of the Company’s website (www.libertymedia.com), or you may contact D.F. King & Co., Inc. at (800) 967-4604 to receive a copy of the Proxy Statement.

At the Special Meeting, the proposals relating to the Split-Off received the requisite stockholder approval, thereby satisfying one of the conditions to the Split-Off.   All of the conditions to the Split-Off are described in the Proxy Statement.  As of the date of this Notice of Redemption, certain material conditions to the Split-Off have yet to be satisfied.  For example, it is a non-waivable condition to the completion of the Split-Off on the Redemption Date set forth in this Notice of Redemption that the favorable decision received by the Company in the Delaware Court of Chancery in the action entitled Liberty Media Corporation and Liberty Media LLC v. The Bank of New York Mellon Trust Company, N.A., as Trustee, has become final and non-appealable.  The defendant’s appeal of this matter is currently pending before the Delaware Supreme Court.

If the conditions set forth in the Proxy Statement are satisfied (or, where permissible, waived), the Company intends to redeem at 5:00 p.m., New York City time, on September 23, 2011 (the “Redemption Date”), each outstanding share of the Company’s Liberty Capital common stock held by you as of 5:00 p.m., New York City time, on the Redemption Date for one share of the corresponding series of CapStarz’s Liberty Capital common stock, and each outstanding share of the Company’s Liberty Starz common stock held by you as of 5:00 p.m., New York City time, on the Redemption Date for one share of the corresponding series of CapStarz’s Liberty Starz common stock.

If any of the conditions to the Split-Off are not satisfied (or, where permissible, waived) by 5:00 p.m., New York City time, on September 23, 2011, the Company will not complete the Split-Off at that time.  In such an event, the stockholder approvals received at the Special Meeting would no longer be valid under the terms of the Company’s Restated Certificate of Incorporation, and the Company would not be able to complete the Split-Off until it resolicited and re-obtained the stockholder approvals required by the Company’s Restated Certificate of Incorporation.  The Company reserves the right to effect or not to effect any such resolicitation and, subject to the receipt of such stockholder approvals, to establish, announce, and provide notice of a new redemption effective date which would occur upon the satisfaction (or, where permissible, waiver) of the enumerated conditions to the Split-Off.

Upon completion of the Split-Off, all of the businesses, assets and liabilities currently attributed to the Company’s Capital Group will be attributed to the CapStarz Capital Group, and all of the businesses, assets and liabilities currently attributed to the Company’s Starz Group will be attributed to the CapStarz Starz Group. For more information about the businesses, assets and liabilities of CapStarz, the Capital Group and the Starz Group, as well as additional information about the timing, process and procedures relating to the Split-Off, please refer to the Proxy Statement.

If you hold certificated shares of the Company’s Liberty Capital common stock or Liberty Starz common stock, you will receive a letter of transmittal from Computershare Trust Company, N.A., the exchange agent, with instructions on how to surrender your redeemed certificated shares for shares of the corresponding series of CapStarz’s Liberty Capital common stock or Liberty Starz common stock.  You must surrender your stock certificates, together with a completed and duly executed letter of transmittal (and any other documentation required thereby) to Computershare, Corporate Actions, P.O. Box 43014, Providence, RI 02940-3014, in order to receive your CapStarz shares.  Please do not send your stock certificates to Computershare until you have received a letter of transmittal, and please do not send your stock certificates to Computershare without a duly executed letter of transmittal.

If you hold shares of the Company’s Liberty Capital common stock or Liberty Starz common stock in book-entry form you will not need to take any action to receive shares of CapStarz’s Liberty Capital common stock or Liberty Starz common stock in the Split-Off.  Rather, your account will be debited and promptly thereafter credited with the applicable shares deliverable to you in connection with the Split-Off.  No letter of transmittal will be delivered for shares of the Company’s Liberty Capital common stock or Liberty Starz common stock held in book-entry form.

September 7, 2011

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Additional Information

Nothing in the foregoing shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty Media’s tracking stocks. The offer and sale of shares in the proposed split-off will only be made pursuant to the registration statement of the split-off entity, which has been declared effective by the SEC. Liberty Media stockholders and other investors are urged to read the registration statement filed with and declared effective by the SEC, including the proxy statement/prospectus contained therein, because they contain important information about the split-off. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Exhibit 99.2

Filed by Liberty Media Corporation Pursuant to Rule 425

Under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-6(b) of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty CapStarz, Inc.

Commission File No.: 333-171201

Excerpts from the Transcript of the
Liberty Media Corporation Annual Meeting
held on September 7, 2011

Question

All right. And then I wondered if you could comment on the appeal process, your preparations for the appeal at Liberty Interactive and whether in that preparation process you’ve learned anything that affects your view of the nature and timing of the appeal?

John Malone — Liberty Media Corp.

There is a hearing on September 14th. All of the filings that were — need to, required to be done in advance of that hearing have been made and the belief is that there’s no new material that came out in the filings post the first trial ruling and the new filings by ourselves or by the other side that’s radical. The September 14th hearing is likely to be largely a restatement of what has already been filed and already been on the record. There’s not an argument much about changing the facts, it’s an argument about looking at the facts differently that they must make. We don’t believe that they will be successful in making that.

Gregory B. Maffei — Liberty Media Corp.

My preparation, I believe management’s preparation, for that September 14th hearing is zero because we’re not there. It’s just the lawyers. Unlike when we were in February when we had extensive testimony by John and myself and Dave Flowers. This time there’s just lawyers. Our hope would be that we have the September 14th hearing as a very quick ruling where the Supreme Court, the infinitely wise Supreme Court of Delaware turns around and says that judge was right and affirms what was already said.

Question

A couple of issues related to the Delaware situation. First of all, with the hearing on the 14th, is it likely to split off, you know this would all take effect this month? Or how long do you think all that will take?

John Malone — Liberty Media Corp.

[W]e’re hoping the Delaware Supreme Court hears the arguments, our arguments on the 14th, looks at the — had already read the briefs and says thank you and turns around and forms the decision the next day. That’s our hope. That’s our belief that, that’s the highest likelihood position and that we will get it done during the month of September.

Question

So as soon as they rule then...

John Malone — Liberty Media Corp.

It’s done then in fairly short order.

Question

And could you just talk about with the new corporate structure going forward, to which companies would you be making investments in? And public companies or assets? And for Liberty Starz, would you be doing it with Starz or doing it through other companies?

Gregory B. Maffei — Liberty Media Corp.

No, no. We, all three — all three tracking stocks today have more of adequate liquidity. So one of our challenges, we would love to go out and take advantage of low cost debt but right now we’d be raising more capital to put it into even lower-cost interest bearing and assets.

Question

Negative carry?

Gregory B. Maffei — Liberty Media Corp.

Negative carry big time. So we certainly look with longing at 2% treasuries and relatively tight corporate spreads over that but we don’t have anything clever to do with the existing cash. So we don’t want to raise more as John said.

John Malone — Liberty Media Corp.

That’s fair to say we’ve been pretty frozen by the split-off interregnum and so you can probably expect a lot more activity by us post split-off. I’m not saying what kind of activity. It could just be stock repurchase but there are a number of things we’d like to pursue. We have a lot of liquidity and it would be a very good time to do acquisitions on a levered basis. That’s not saying that we’ve got a bunch of them identified. Right now, the cheapest thing around is our own stock, in our view.

Question

So just talk about with the different companies, would you be using all of the different assets in terms of making investments or [indiscernible]?

John Malone — Liberty Media Corp.

Investments in general, without making absolute statements, investments in general fit better within Liberty Capital and acquisitions would make more sense inside Liberty Interactive and Starz. On the other hand, I’ve got to tell you, on the margin we’d always rather do an acquisition or at least control because we’ve determined the balance sheet; we have ultimate authority on the strategic direction. We have ultimate authority on our path to liquidity. That’s a lot easier. So our first choice would always be an acquisition. That’s not always available so we’re sometimes moved into quasi-controlled positions like SIRIUS or even though at Live Nation we’re cutting 21.5% of the stock, we clearly have a fair amount of influence and management looks to us and we’re very much simpatico. So that’s a positive. There are other conditions, places we’re owning over 30% of the stock doesn’t give you much influence so you really have to look at what the conditions — at where you are.

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Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about financial guidance, business strategies, market potential, future financial performance, new service and product launches, the proposed split-off of the Liberty Capital and Liberty Starz tracking stock groups and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to Liberty Media, changes in law and government regulations that may impact the derivative instruments that hedge certain of our financial risks and the satisfaction of the conditions to the proposed split-off. These forward-looking statements speak only as of the date of the transcript, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-Q and 10-K, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this presentation.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty Media’s tracking stocks. The offer and sale of shares in the proposed split-off will only be made pursuant to the registration statement of the split-off entity, which has been declared effective by the SEC. Liberty Media stockholders and other investors are urged to read the registration statement filed with and declared effective by the SEC, including the proxy statement/prospectus contained therein, because they contain important information about the split-off. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.